CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the second and two quarters ended September 28, 2025
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated November 5, 2025 and provides information concerning our results of operations and financial condition for the second and two quarters ended September 28, 2025. You should read this MD&A together with our unaudited condensed consolidated interim financial statements and the related notes as at and for the second and two quarters ended September 28, 2025 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 30, 2025 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended March 30, 2025 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;

Canada Goose Holdings Inc.	Page 1 of 40

•the continued absence of material global supply chain disruptions to our business, and our ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor;
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currency exchange rates, or enacted tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be adversely impacted by trade barriers, including enacted and prospective additional tariffs and regulations in the United States, China and the European Union, which could increase the prices of the raw materials for our products, and export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, more elevated inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally at consistent pricing;
•our ability to manage inventory and forecast our inventory need, which we continuously monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;

Canada Goose Holdings Inc.	Page 2 of 40

•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, as well as the international trade environment;
•flagging consumer sentiment and ongoing demand for luxury goods in our key markets;
•fluctuations in raw material costs, interest rates and currency exchange rates;
•our ability to comply with and manage risks associated with complex and changing laws, regulations and global standards; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), specifically IAS 34, Interim Financial Reporting. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in “Note 2. Material accounting policy information” in the Interim Financial Statements and the Annual Financial Statements.

Canada Goose Holdings Inc.	Page 3 of 40

All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, “RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.
All references to “fiscal 2024” are to the Company’s fiscal year ended March 31, 2024; to “fiscal 2025” are to the Company’s fiscal year ended March 30, 2025; and to “fiscal 2026” are to the Company’s fiscal year ending March 29, 2026.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2024, fiscal 2025 and fiscal 2026 are each a 52-week fiscal year.
Refer to “Basis of Presentation” in the Annual Report for additional details on the updates made to the comparable period.
Refer to “Components of Our Results of Operations” in the MD&A section of our fiscal 2025 Annual Report for a description of the Company’s financial measures in accordance with IFRS Accounting Standards. There have been no material changes in the Company’s components of our results of operations since March 30, 2025.

Canada Goose Holdings Inc.	Page 4 of 40

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the second and two quarters ended September 28, 2025, compared to the second and two quarters ended September 29, 2024, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Second quarter ended				Two quarters ended
	September 28, 2025	September 29, 2024		% Change	September 28, 2025	September 29, 2024		% Change
Statement of Operations data:
Revenue	272.6	267.8		1.8%	380.4	355.9		6.9%
Gross profit	170.1	164.1		3.7%	236.3	216.7		9.0%
Gross margin	62.4%	61.3%	110	bps	62.1%	60.9%	120	bps
Operating (loss) income	(17.6)	1.6		(1,200.0)%	(176.3)	(95.3)		(85.0)%
Net (loss) income	(17.4)	6.3		(376.2)%	(142.9)	(67.7)		(111.1)%
Net (loss) income attributable to shareholders of the Company	(15.2)	5.4		(381.5)%	(140.4)	(72.0)		(95.0)%
(Loss) earnings per share attributable to shareholders of the Company
Basic	$(0.16)	$0.06		366.7%	$(1.45)	$(0.74)		(95.9)%
Diluted[1]	$(0.16)	$0.06		366.7%	$(1.45)	$(0.74)		(95.9)%
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was lower than the exercise price. Accordingly, for the second and two quarters ended September 28, 2025, 2,149,295 and 1,791,337 respectively, potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (second and two quarters ended September 29, 2024 - 1,456,274 and 1,294,234 shares, respectively).

CAD $ millions	September 28, 2025	September 29, 2024	March 30, 2025
Financial Position:		Reclassified[1]	Reclassified[1]
Cash	94.2	68.8	334.4
Inventories	460.7	473.4	384.0
Total assets[1]	1,606.8	1,574.9	1,631.9
Total non-current liabilities	739.3	781.0	731.7
Equity	436.3	368.9	556.6
1The Company identified an immaterial reclassification to the interim statement of financial position as at September 29, 2024, the annual statement of financial position as at March 30, 2025, and related note disclosures for comparative figures pertaining to sales taxes receivables presented in trade receivables, and sales taxes payables presented in accounts payable and accrued liabilities. As a result, the Company reclassified $8.2m and $15.2m from accounts payable and accrued liabilities to trade receivables as at September 29, 2024 and March 30, 2025, respectively. See "Note 2. Material accounting policy information" in our Interim Financial Statements for more details on the reclassification.

Canada Goose Holdings Inc.	Page 5 of 40

FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors, including those discussed below.
•Brand and Marketing. We have made significant marketing investments to enhance our brand and attract new customers. We expect to continue to make significant marketing investments to promote our current products to new customers and new products to current and new customers, including through our e-Commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales and may unfavourably impact operating margin.
•New Products. We intend to continue investing in design, innovation, merchandising, and the development and introduction of new products, including talent development, as well as expanding offerings in our existing product categories, across styles, uses, and climates that have varying margin profiles. This includes the launch of our Creative Director’s capsules, reintroducing our Snow Goose label, as well as the introduction of our eyewear collection. As our product mix evolves, our gross margin has been and may continue to be unfavourably impacted by a lower proportion of down-filled outerwear sales, currently our highest margin products. Our gross margin is also impacted by our development cycle, given that there is a longer time horizon to realize the return on investment from our new products.
•Growth in Our Direct to Consumer (“DTC”) Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global economic conditions. We continue to monitor these conditions and their potential impact on our ability to achieve positive DTC comparable sales growth1.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
•Wholesale. Our wholesale channel is complementary to our DTC channel. We have streamlined our wholesale partnerships as part of our global strategy, to reset and refresh our wholesale footprint, focusing our efforts on partners who align with our luxury brand positioning. This reset will impact the portion of revenue this channel represents in total revenue as well as year over year results from this channel.
•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, the imposition of tariffs or trade restrictions, including the tariffs recently imposed by the United States, ongoing trade discussions and potential changes in trade relations between Canada and the United States, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 81.7% and 78.1% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2025 and fiscal 2024, respectively. Additionally, we generated 83.3% and 82.6% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2025 and fiscal 2024, respectively. Because of seasonal fluctuations

Canada Goose Holdings Inc.	Page 6 of 40

in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1, among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Global Climate Trends. A portion of our business is dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In both fiscal years 2025 and 2024, we generated 70.5%, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures About Market Risk - Foreign exchange risk” below for more details on foreign exchange.
•Global Social, Economic and Political Events and Other Disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, risks related to the international trade and tax environment (including tariffs, quotas and custom and other restrictions), and social unrest, each of which may be affecting consumer spending, international travel, credit markets, logistics, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflicts in Ukraine and the Middle East and continue to suspend all wholesale and e-Commerce sales to Russia. We continue to monitor these ongoing conflicts and their impacts on human life.
We have been, and may in the future be, impacted by protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.

Canada Goose Holdings Inc.	Page 7 of 40

BUSINESS DEVELOPMENTS
During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable decision against the Company with financial compensation to be awarded to the former supplier.
Refer to “Note 23. Litigation and other contingencies” in our Annual Financial Statements for previously disclosed information on the matter.
As a result of the financial award under the arbitration, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of (loss) income. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
SEGMENTS
Our reporting segments align with our sales channels: DTC, Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our retail stores and our e-Commerce website available across numerous markets, which includes the recommerce platform Canada Goose Generations, currently available in the United States and Canada.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment also includes travel retail locations.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales and certain SG&A expenses.
Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.

Canada Goose Holdings Inc.	Page 8 of 40

As at September 28, 2025, our DTC segment by geography included the following directly operated permanent retail stores:

		Fiscal 2026
	March 30, 2025	Q1 Activity	Q2 Activity	September 28, 2025
Canada	10	—	—	10
United States	16	—	—	16
North America	26	—	—	26
Greater China[1]	28	(1)	1	28
Asia Pacific (excluding Greater China1)	10	2	—	12
Asia Pacific	38	1	1	40
EMEA[2]	10	1	—	11
Total permanent stores	74	2	1	77

		Fiscal 2025
	March 31, 2024	Q1 Activity	Q2 Activity	Q3 Activity	Q4 Activity	March 30, 2025
Canada	9	—	1	—	—	10
United States	16	—	—	—	—	16
North America	25	—	1	—	—	26
Greater China[1]	26	—	2	—	—	28
Asia Pacific (excluding Greater China1)	8	—	—	2	—	10
Asia Pacific	34	—	2	2	—	38
EMEA[2]	9	—	1	—	—	10
Total permanent stores	68	—	4	2	—	74
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 9 of 40

RESULTS OF OPERATIONS
For the second quarter ended September 28, 2025 compared to the second quarter ended September 29, 2024
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Second quarter ended		$ Change	% Change
	September 28, 2025	September 29, 2024
Revenue	272.6	267.8	4.8	1.8%
Cost of sales	102.5	103.7	1.2	1.2%
Gross profit	170.1	164.1	6.0	3.7%
Gross margin	62.4%	61.3%		110	bps
SG&A expenses	187.7	162.5	(25.2)	(15.5)%
SG&A expenses as % of revenue	68.9%	60.7%		(820)	bps
Operating (loss) income	(17.6)	1.6	(19.2)	(1,200.0)%
Operating margin	(6.5)%	0.6%		(710)	bps
Net interest, finance and other costs	11.5	8.5	(3.0)	(35.3)%
Loss before income taxes	(29.1)	(6.9)	(22.2)	(321.7)%
Income tax recovery	(11.7)	(13.2)	(1.5)	(11.4)%
Effective tax rate	40.2%	191.3%		15,110	bps
Net (loss) income	(17.4)	6.3	(23.7)	(376.2)%
Net (loss) income attributable to non-controlling interest	(2.2)	0.9	(3.1)	(344.4)%
Net (loss) income attributable to shareholders of the Company	(15.2)	5.4	(20.6)	(381.5)%
Weighted average number of shares outstanding
Basic	97,069,513	96,724,923
Diluted[1]	97,069,513	98,181,197
(Loss) earnings per share attributable to shareholders of the Company
Basic	$(0.16)	$0.06	(0.22)	366.7%
Diluted[1]	$(0.16)	$0.06	(0.22)	366.7%
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was lower than the exercise price. Accordingly, for the second quarter ended September 28, 2025, 2,149,295 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (second quarter ended September 29, 2024 - 1,456,274 shares).

Canada Goose Holdings Inc.	Page 10 of 40

Revenue

	Second quarter ended		$ Change			% Change
CAD $ millions	September 28, 2025	September 29, 2024	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	126.6	103.9	22.7	(1.4)	21.3	21.8%	20.5%
Wholesale	135.9	137.3	(1.4)	(5.2)	(6.6)	(1.0)%	(4.8)%
Other	10.1	26.6	(16.5)	(0.3)	(16.8)	(62.0)%	(63.2)%
Total revenue	272.6	267.8	4.8	(6.9)	(2.1)	1.8%	(0.8)%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Second quarter ended		$ Change			% Change
CAD $ millions	September 28, 2025	September 29, 2024	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	58.0	57.7	0.3	—	0.3	0.5%	0.5%
United States	54.1	63.4	(9.3)	(0.9)	(10.2)	(14.7)%	(16.1)%
North America	112.1	121.1	(9.0)	(0.9)	(9.9)	(7.4)%	(8.2)%
Greater China[1]	51.8	46.4	5.4	0.1	5.5	11.6%	11.9%
Asia Pacific (excluding Greater China1)	27.5	19.7	7.8	—	7.8	39.6%	39.6%
Asia Pacific	79.3	66.1	13.2	0.1	13.3	20.0%	20.1%
EMEA[2]	81.2	80.6	0.6	(6.1)	(5.5)	0.7%	(6.8)%
Total revenue	272.6	267.8	4.8	(6.9)	(2.1)	1.8%	(0.8)%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the second quarter ended September 28, 2025 was $272.6m, an increase of $4.8m or 1.8%, from $267.8m for the second quarter ended September 29, 2024. On a constant currency1 basis, revenue decreased by 0.8% for the second quarter ended September 28, 2025 compared to the second quarter ended September 29, 2024, reflecting the strengthening of the U.S. dollar and euro relative to the Canadian dollar in the current quarter.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Within our product categories, apparel and everyday grew compared to the second quarter ended September 29, 2024 and expanded their share of revenue and units within the overall mix across all geographies. Down-filled outerwear also expanded its share of revenue and units sold within the overall mix, driven by growth in Canada and Asia Pacific.

Canada Goose Holdings Inc.	Page 11 of 40

DTC
Revenue from our DTC segment was $126.6m for the second quarter ended September 28, 2025 compared to $103.9m for the second quarter ended September 29, 2024. The increase of $22.7m or 21.8% was driven by the following factors:
•DTC comparable sales growth1 of 10.2%, which included positive comparable sales growth1 for both stores and e-Commerce, across all geographies.
•Revenue growth was also due to retail expansion with one new directly operated permanent store during the second quarter of fiscal 2026, and six new directly operated permanent store openings in the prior year running for the full quarter in fiscal 2026. This was furthered supported by live streaming on Douyin which did not occur in the comparative quarter.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $135.9m for the second quarter ended September 28, 2025, compared to $137.3m for the second quarter ended September 29, 2024. The slight decrease of $1.4m or 1.0% is in line with revenue in the comparative quarter.
Other
Revenue from our Other segment was $10.1m for the second quarter ended September 28, 2025, compared to $26.6m for the second quarter ended September 29, 2024. The decrease of $16.5m was primarily attributable to fewer friends and family events and employee sales in the current quarter compared to the second quarter ended September 29, 2024.

Gross Profit

	Second quarter ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	170.1	62.4%	164.1	61.3%	6.0	110	bps
Gross profit and gross margin for the second quarter ended September 28, 2025 were $170.1m and 62.4%, compared to $164.1m and 61.3% for the second quarter ended September 29, 2024. The increase in gross profit of $6.0m was attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by channel mix with a higher proportion of DTC sales, partially offset by higher product costs and a greater mix of apparel. Duties and tariffs did not impact gross margin in the quarter.

Canada Goose Holdings Inc.	Page 12 of 40

SG&A Expenses

	Second quarter ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	% of revenue	Reported	% of revenue	$ Change	Change in bps
SG&A expenses	187.7	68.9%	162.5	60.7%	(25.2)	(820)	bps
SG&A expenses were $187.7m for the second quarter ended September 28, 2025 compared to $162.5m for the second quarter ended September 29, 2024. SG&A expenses as a percentage of revenue increased by 820 bps to 68.9% in the second quarter ended September 28, 2025, compared to 60.7% for the second quarter ended September 29, 2024.
The increase of $25.2m or (15.5)% was attributable to:
•Higher corporate expenses of $7.2m, driven by:
◦$10.5m from increased investment in marketing on brand awareness activities in fiscal 2026 and higher level of marketing activities to create engagement throughout the quarter and ahead of key campaigns that will run during our peak season.
◦Partially offset by $5.9m of favourable foreign exchange.
•Higher costs related to our operating segments of $18.0m, driven by:
◦$12.0m of higher costs attributable to the continued global retail operations, expansion from new stores and prior year store openings running for the full quarter in fiscal 2026 primarily from personnel costs, increased rent incurred from our short-term leases, marketing and variable rent; and
◦$2.5m increase in costs due to an update to the estimated value of the remuneration payout, in connection with the Paola Confectii business combination (“Earn-Out”), in the Other segment.

Canada Goose Holdings Inc.	Page 13 of 40

Operating Loss and Operating Margin

	Second quarter ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	4.8	3.8%	5.6	5.4%	(0.8)	(160)	bps
Wholesale	59.5	43.8%	62.3	45.4%	(2.8)	(160)	bps
Other	(0.7)	(7.0)%	7.7	28.9%	(8.4)	(3,588)	bps
Total segment operating income[1]	63.6		75.6		(12.0)

	Second quarter ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	63.6		75.6		(12.0)
Corporate expenses	(81.2)		(74.0)		(7.2)
Total operating loss	(17.6)	(6.5)%	1.6	0.6%	(19.2)	(710)	bps
1Total segment operating income is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating loss and operating margin were $17.6m and (6.5)% for the second quarter ended September 28, 2025 compared to $1.6m and 0.6% for the second quarter ended September 29, 2024. The increase in operating loss of $19.2m was attributable to increased SG&A costs, partially offset by higher gross profit as noted above. The decrease in operating margin of (710) bps was primarily the result of higher operating costs.
DTC
DTC segment operating income and operating margin were $4.8m and 3.8% for the second quarter ended September 28, 2025 compared to $5.6m and 5.4% for the second quarter ended September 29, 2024. The decrease in operating income of $0.8m was attributable to higher operating costs associated with the expansion of the retail network, partially offset by improved revenue and gross profit.
The decrease in operating margin of (160) bps was attributable to:
•Gross margin - unfavourably decreased by (190) bps to 73.4% in the second quarter ended September 28, 2025, compared to 75.3% for the second quarter ended September 29, 2024. The decrease in gross margin was mainly driven by product mix and higher costs for fiscal 2025 production due to planned decline in production volume in line with our inventory management strategy, normal production volume resumed starting in the back half of fiscal 2025.
•SG&A expenses as a percentage of revenue - favourably decreased by 30 bps to 69.6% for the second quarter ended September 28, 2025, compared to 69.9% for the second quarter ended September 29, 2024. The segment experienced DTC comparable sales growth1 and lower depreciation, which positively impacted our operating leverage,

Canada Goose Holdings Inc.	Page 14 of 40

despite deleverage from higher costs from our retail network as we invest in store labour and staff training.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $59.5m and 43.8% for the second quarter ended September 28, 2025 compared to $62.3m and 45.4% for the second quarter ended September 29, 2024. The decrease in operating income of $2.8m was primarily attributable to increased operating costs.
The decrease in operating margin of (160) bps was attributable to:
•Gross margin - unfavourably decreased by (20) bps to 54.0% in the second quarter ended September 28, 2025, compared to 54.2% for the second quarter ended September 29, 2024. The decrease in gross margin was mainly driven by channel mix, with timing delays in North America and earlier shipments in Asia Pacific, higher production costs as mentioned above, partially offset by favourable pricing and product mix.
•SG&A expenses as a percentage of revenue - unfavourably increased by 140 bps to 10.2% for the second quarter ended September 28, 2025, compared to 8.8% for the second quarter ended September 29, 2024. The increase was primarily attributable to increased freight and other operating costs within the segment.
Other
Other segment operating loss was $0.7m for the second quarter ended September 28, 2025 compared to operating income of $7.7m for the second quarter ended September 29, 2024. The increase in operating loss of $8.4m was attributable to lower revenue and gross profit from friends and family events and an increase in costs related to the Earn-Out.
Net Interest, Finance and Other Costs

	Second quarter ended
	September 28, 2025	September 29, 2024
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	11.5	8.5	(3.0)	(35.3)%
Net interest, finance and other costs were $11.5m for the second quarter ended September 28, 2025 compared to $8.5m for the second quarter ended September 29, 2024. Interest expense incurred from our debt facilities decreased by $1.7m due to lower borrowings in the current quarter. The increase of $3.0m was primarily the result of the increase of $3.4m on the fair value remeasurement of the put option and contingent consideration related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The increase was further offset by favourable foreign exchange fluctuations related to the term loan facility, which is denominated in USD, net of hedging impacts, of $1.1m and increased interest income of $0.3m.

Canada Goose Holdings Inc.	Page 15 of 40

Income Taxes

	Second quarter ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax recovery	(11.7)	40.2%	(13.2)	191.3%	(1.5)	15,110	bps
Income tax recovery was $11.7m for the second quarter ended September 28, 2025 compared to $13.2m for the second quarter ended September 29, 2024. For the second quarter ended September 28, 2025, the effective and statutory tax rates were 40.2% and 25.3%, respectively, compared to 191.3% and 25.7% for the second quarter ended September 29, 2024, respectively. Given our global operations, the quarter to date effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax and by the fair value remeasurement of the put option liability related to the Japan Joint Venture.
Net Loss
Net loss for the second quarter ended September 28, 2025 was $17.4m compared to net income of $6.3m for the second quarter ended September 29, 2024, driven by the factors described above.

Canada Goose Holdings Inc.	Page 16 of 40

RESULTS OF OPERATIONS
For the two quarters ended September 28, 2025 compared to the two quarters ended September 29, 2024
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Two quarters ended		$ Change	% Change
	September 28, 2025	September 29, 2024
Revenue	380.4	355.9	24.5	6.9%
Cost of sales	144.1	139.2	(4.9)	(3.5)%
Gross profit	236.3	216.7	19.6	9.0%
Gross margin	62.1%	60.9%		120	bps
SG&A expenses	412.6	312.0	(100.6)	(32.2)%
SG&A expenses as % of revenue	108.5%	87.7%		(2,080)	bps
Operating loss	(176.3)	(95.3)	(81.0)	(85.0)%
Operating margin	(46.3)%	(26.8)%		(1,950)	bps
Net interest, finance and other costs	16.9	11.7	(5.2)	(44.4)%
Loss before income taxes	(193.2)	(107.0)	(86.2)	(80.6)%
Income tax recovery	(50.3)	(39.3)	11.0	28.0%
Effective tax rate	26.0%	36.7%		1,070	bps
Net loss	(142.9)	(67.7)	(75.2)	(111.1)%
Net (loss) income attributable to non-controlling interest	(2.5)	4.3	(6.8)	158.1%
Net loss attributable to shareholders of the Company	(140.4)	(72.0)	(68.4)	(95.0)%
Weighted average number of shares outstanding
Basic and Diluted[1]	96,991,610	96,666,503
Loss per share attributable to shareholders of the Company
Basic and Diluted[1]	$(1.45)	$(0.74)	(0.71)	(95.9)%
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was lower than the exercise price. Accordingly, for the two quarters ended September 28, 2025, 1,791,337 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (two quarters ended September 29, 2024 - 1,294,234 shares).

Canada Goose Holdings Inc.	Page 17 of 40

Revenue

	Two quarters ended		$ Change			% Change
CAD $ millions	September 28, 2025	September 29, 2024	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	204.7	167.0	37.7	(2.0)	35.7	22.6%	21.4%
Wholesale	153.8	153.3	0.5	(5.3)	(4.8)	0.3%	(3.1)%
Other	21.9	35.6	(13.7)	(0.4)	(14.1)	(38.5)%	(39.6)%
Total revenue	380.4	355.9	24.5	(7.7)	16.8	6.9%	4.7%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Two quarters ended		$ Change			% Change
CAD $ millions	September 28, 2025	September 29, 2024	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	82.4	79.6	2.8	—	2.8	3.5%	3.5%
United States	81.0	81.9	(0.9)	(1.1)	(2.0)	(1.1)%	(2.4)%
North America	163.4	161.5	1.9	(1.1)	0.8	1.2%	0.5%
Greater China[1]	77.8	68.3	9.5	0.4	9.9	13.9%	14.5%
Asia Pacific (excluding Greater China1)	40.5	28.6	11.9	(0.2)	11.7	41.6%	40.9%
Asia Pacific	118.3	96.9	21.4	0.2	21.6	22.1%	22.3%
EMEA[2]	98.7	97.5	1.2	(6.8)	(5.6)	1.2%	(5.7)%
Total revenue	380.4	355.9	24.5	(7.7)	16.8	6.9%	4.7%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the two quarters ended September 28, 2025 was $380.4m, an increase of $24.5m or 6.9% from $355.9m for the two quarters ended September 29, 2024. On a constant currency1 basis, revenue increased by 4.7% for the two quarters ended September 28, 2025 compared to the two quarters ended September 29, 2024, reflecting the strength of the United States dollar and euro relative to the Canadian dollar in the current period.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Within our product categories, apparel and everyday product lines grew compared to the two quarters ended September 29, 2024 and expanded their share of revenue and units sold within the overall mix across geographies. Down-filled outerwear also expanded its share of revenue and units sold within the overall mix across all geographies except United States.

Canada Goose Holdings Inc.	Page 18 of 40

DTC
Revenue from our DTC segment for the two quarters ended September 28, 2025 was $204.7m compared to $167.0m for the two quarters ended September 29, 2024. The increase of $37.7m or 22.6% was attributable largely to:
•DTC comparable sales growth1 of 11.7%, which included positive comparable sales growth1 for both stores and e-Commerce, across all geographies except EMEA where there was a low single digit decline.
•Retail expansion with three new directly operated permanent stores during the first two quarters of fiscal 2026, and six new directly operated permanent store openings in the prior year running for the full two quarters of fiscal 2026. This was furthered supported by live streaming on Douyin which did not occur in the comparative period.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the two quarters ended September 28, 2025 was $153.8m compared to $153.3m for the two quarters ended September 29, 2024. The increase of $0.5m or 0.3% is in line with revenue in the comparative period.
Other
Revenue from our Other segment for the two quarters ended September 28, 2025 was $21.9m compared to $35.6m for the two quarters ended September 29, 2024. The decrease of $13.7m or 38.5% was attributable to fewer friends and family events and employee sales in the current year compared to the two quarters ended September 29, 2024.
Gross Profit

	Two quarters ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	236.3	62.1%	216.7	60.9%	19.6	120	bps
Gross profit and gross margin for the two quarters ended September 28, 2025 were $236.3m and 62.1%, respectively, compared to $216.7m and 60.9%, respectively, for the two quarters ended September 29, 2024. The increase in gross profit of $19.6m was attributable to higher revenue as noted above and margin expansion. Gross margin in the current period has been favourably impacted by channel mix and partially offset by higher production costs as mentioned above. Duties and tariffs have not impacted gross margin in the two quarters ended September 28, 2025.

Canada Goose Holdings Inc.	Page 19 of 40

SG&A Expenses

	Two quarters ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	% of revenue	Reported	% of revenue	$ Change	Change in bps
SG&A expenses	412.6	108.5%	312.0	87.7%	(100.6)	(2,080)	bps
SG&A expenses were $412.6m for the two quarters ended September 28, 2025 compared to $312.0m for the two quarters ended September 29, 2024. SG&A expenses as a percentage of revenue increased by (2,080) bps to 108.5% in the two quarters ended September 28, 2025, compared to 87.7% for the two quarters ended September 29, 2024 primarily due to the arbitration award.
The increase of $100.6m or (32.2)% was attributable to:
•An increase of $65.4m in costs related to corporate expenses, driven by:
◦$43.8m for the financial award for the arbitration proceeding instituted in fiscal 2024 between the Company and a former supplier of the Company; and
◦$16.8m from increased investment in brand awareness activities in fiscal 2026 and higher level of marketing activities to create engagement throughout the year and ahead of key campaigns that will run during our peak season.
•An increase of $35.2m in costs related to our operating segments, driven by:
◦$20.2m increase in costs attributable to the continued global retail operations, expansion from new stores and prior year store openings which have run for the full duration of fiscal 2026. The increase in costs primarily comprises personnel costs, freight and warehouse costs, as well as increased rent incurred from our short-term leases, marketing and variable rent. Additionally, there was incremental investment in store development in line with our focus on retail execution; and
◦$10.1m increase in costs due to an update to the estimated value of the Earn-Out, in the Other segment.

Canada Goose Holdings Inc.	Page 20 of 40

Operating Income and Operating Margin

	Two quarters ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	(18.6)	(9.1)%	(17.5)	(10.5)%	(1.1)	140	bps
Wholesale	56.0	36.4%	58.3	38.0%	(2.3)	(160)	bps
Other	(5.3)	(24.2)%	6.9	19.4%	(12.2)	(4,360)	bps
Total segment operating income[1]	32.1		47.7		(15.6)

	Two quarters ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	32.1		47.7		(15.6)
Corporate expenses	(208.4)		(143.0)		(65.4)
Total operating loss	(176.3)	(46.3)%	(95.3)	(26.8)%	(81.0)	(1,950)	bps
1Total segment operating income is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating loss and operating margin were $176.3m and (46.3)% for the two quarters ended September 28, 2025 compared to $95.3m and (26.8)% for the two quarters ended September 29, 2024. The increase in operating loss of $81.0m was attributable to higher SG&A costs, partially offset by higher gross profit as noted above. The decrease in operating margin of 1,950 bps was attributable to arbitration award, partially offset by gross margin expansion.
DTC
DTC segment operating loss and operating margin were $18.6m and (9.1)% for the two quarters ended September 28, 2025 compared to $17.5m and (10.5)% for the two quarters ended September 29, 2024. The increase in operating loss of $1.1m was attributable to higher operating costs associated with the expansion of the retail network, partially offset by higher gross profit.
The increase in operating margin of 140 bps was attributable to:
•Gross margin - unfavourably decreased by (270) bps to 71.4% in the two quarters ended September 28, 2025, compared to 74.1% for the two quarters ended September 29, 2024. The decrease in gross margin was mainly driven by product mix, region mix and higher production costs as mentioned above.
•SG&A expenses as a percentage of revenue - favourably decreased by 410 bps to 80.5% for the two quarters ended September 28, 2025, compared to 84.6% for the two quarters ended September 29, 2024. Increased revenue in the segment driven by positive DTC comparable sales growth1 and lower depreciation, positively impacted our

Canada Goose Holdings Inc.	Page 21 of 40

operating leverage, despite deleverage from higher costs in our retail network as we invest in store labour and staff training.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $56.0m and 36.4% for the two quarters ended September 28, 2025 compared to $58.3m and 38.0% for the two quarters ended September 29, 2024. The decrease in operating income of $2.3m was attributable to higher SG&A expenses.
The decrease in operating margin of (160) bps was attributable to:
•Gross margin - unfavourably decreased by (10) bps to 52.4% in the two quarters ended September 28, 2025, compared to 52.5% for the two quarters ended September 29, 2024. The decrease in gross margin was driven by unfavourably from channel mix and was partially offset by product mix.
•SG&A expenses as a percentage of revenue - unfavourably increased by (150) bps to 16.0% for the two quarters ended September 28, 2025, compared to 14.5% for the two quarters ended September 29, 2024. The increase was primarily attributable to higher freight and operating costs within the segment.
Other
Other segment operating loss was $(5.3)m for the two quarters ended September 28, 2025 compared to $6.9m for the two quarters ended September 29, 2024. The increase in operating loss of $(12.2)m was primarily attributable to an increase in costs related to the Earn-Out, lower revenue and lower gross profit.
Net Interest, Finance and Other Costs

	Two quarters ended
	September 28, 2025	September 29, 2024
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	16.9	11.7	(5.2)	(44.4)%
Net interest, finance and other costs were $16.9m for the two quarters ended September 28, 2025 compared to $11.7m for the two quarters ended September 29, 2024. The increase of $5.2m was driven by the increase of $13.0m on the fair value remeasurement of the put option (liability decrease of $0.9m, excluding translation losses of $3.0m) and contingent consideration (liability increase of $11.0m, excluding translation gains of $0.1m) related to the Japan Joint Venture. The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term. The decrease was partially offset by unfavourable foreign exchange fluctuations related to the term loan facility which is denominated in USD, net of hedging impacts, of $4.2m.

Canada Goose Holdings Inc.	Page 22 of 40

Income Taxes

	Two quarters ended
	September 28, 2025		September 29, 2024
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax recovery	(50.3)	26.0%	(39.3)	36.7%	11.0	1,070	bps
Income tax recovery was $50.3m for the two quarters ended September 28, 2025 compared to $39.3m for the two quarters ended September 29, 2024. For the two quarters ended September 28, 2025, the effective and statutory tax rates were 26.0% and 25.3%, respectively, compared to 36.7% and 25.5% for the two quarters ended September 29, 2024, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates and by the fair value remeasurement of the put option liability related to the Japan Joint Venture.
Net loss
Net loss for the two quarters ended September 28, 2025 was $142.9m compared to $67.7m for the two quarters ended September 29, 2024, driven by the factors described above.
Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net (loss) income attributable to shareholders of the Company	(Loss) earnings per share attributable to shareholders of the Company		Operating (loss) income	Adjusted EBIT[1]	Adjusted net (loss) income per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2026
Second Quarter	126.6	135.9	10.1	272.6	—%	(15.2)	$(0.16)	$(0.16)	(17.6)	(14.2)	$(0.14)
First Quarter	78.1	17.9	11.8	107.8	—%	(125.2)	$(1.29)	$(1.29)	(158.7)	(106.4)	$(0.91)
Fiscal 2025
Fourth Quarter	314.1	31.8	38.7	384.6	28.5%	27.1	$0.28	$0.28	55.1	59.7	$0.33
Third Quarter	517.8	75.7	14.4	607.9	45.1%	139.7	$1.44	$1.42	204.3	205.2	$1.51
Second Quarter	103.9	137.3	26.6	267.8	19.9%	5.4	$0.06	$0.06	1.6	2.5	$0.05
First Quarter	63.1	16.0	9.0	88.1	6.5%	(77.4)	$(0.80)	$(0.80)	(96.9)	(96.0)	$(0.79)
Fiscal 2024
Fourth Quarter	271.5	41.4	45.1	358.0	26.8%	5.0	$0.05	$0.05	23.1	40.1	$0.19
Third Quarter	514.0	81.8	14.1	609.9	45.7%	130.6	$1.30	$1.29	198.8	207.2	$1.37
1Adjusted EBIT and adjusted net (loss) income attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net (loss) income per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS Accounting Standards measure.

Canada Goose Holdings Inc.	Page 23 of 40

Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for their Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•introduction of new stores and timing of store openings;
•launch and expansion of international e-Commerce sites;
•streamlining of wholesale partnerships, resulting in a lower order book;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful implementation of global pricing strategy;
•shift in mix of revenue from Wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar;
•revenue generated from the acquisition of Paola Confectii on November 1, 2023; and
•increased proportion of Other revenue.
Net (Loss) Income
Over the last eight quarters, net (loss) income has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•change in product mix, specifically the growth of non down-filled outerwear revenue;
•increase and timing of our investment in marketing, brand, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in net losses in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;

Canada Goose Holdings Inc.	Page 24 of 40

•costs of the financial award for the arbitration proceedings between the Company and the former supplier of the Company;
•impact of fair value remeasurement of the put option and contingent consideration and any amendments thereto, in connection with the Japan Joint Venture;
•impact of the Earn-Out in connection with the business combination resulting in the acquisition of Paola Confectii on November 1, 2023;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight and duty costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure;
•increased product costs due to cost inflation and interest rate fluctuations;
•the repurchase of our subordinate voting shares pursuant to our normal course issuer bids; and
•costs and expenses related to the continued implementation of our Transformation Program, including consulting fees and workforce reduction costs.
NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net (loss) income attributable to the shareholders of the Company, constant currency revenue, total segment operating income, and net debt, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net (loss) income per basic and diluted share attributable to shareholders of the Company and, net debt leverage, as well as DTC comparable sales (decline) growth which is a “supplementary financial measure”, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS Accounting Standards, nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Canada Goose Holdings Inc.	Page 25 of 40

	Second quarter ended		Two quarters ended
CAD $ millions (except per share data)	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Adjusted EBIT	(14.2)	2.5	(120.6)	(93.5)
Adjusted EBIT margin	(5.2)%	0.9%	(31.7)%	(26.3)%
Adjusted EBITDA	17.5	34.7	(57.7)	(28.6)
Adjusted net (loss) income attributable to shareholders of the Company	(13.3)	5.2	(101.5)	(70.9)
Adjusted net (loss) income per basic and diluted share attributable to shareholders of the Company	$(0.14)	$0.05	$(1.05)	$(0.73)

CAD $ millions	September 28, 2025	September 29, 2024	March 30, 2025
Net debt	(707.1)	(826.4)	(408.8)
Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net (loss) income attributable to shareholders of the Company, and adjusted net (loss) income per basic and diluted share attributable to shareholders of the Company.
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and/or that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See “Results of Operations - Revenue” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
DTC comparable sales (decline) growth
DTC comparable sales (decline) growth is a supplementary financial measure defined as a rate of growth/decline of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure

Canada Goose Holdings Inc.	Page 26 of 40

excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period. The DTC comparable sales (decline) growth metric we report may not be equivalent to similarly titled metrics reported by other companies.
Total Segment Operating (Loss) Income
Total segment operating (loss) income is a non-IFRS financial measure defined as revenue minus cost of goods sold and SG&A expenses directly related to the operating segment. The total segment operating (loss) income metric we report may not be equivalent to similarly titled metrics reported by other companies. See “Operating Loss and Operating Margin” discussion above for reconciliation.
The tables below reconcile net loss to adjusted EBIT, adjusted EBITDA, and adjusted net (loss) income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)
Add (deduct) the impact of:
Income tax recovery	(11.7)	(13.2)	(50.3)	(39.3)
Net interest, finance and other costs	11.5	8.5	16.9	11.7
Operating (loss) income	(17.6)	1.6	(176.3)	(95.3)
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	3.4	0.9	11.9	1.8
Total adjustments	3.4	0.9	55.7	1.8
Adjusted EBIT	(14.2)	2.5	(120.6)	(93.5)
Adjusted EBIT margin	(5.2)%	0.9%	(31.7)%	(26.3)%

	Second quarter ended		Two quarters ended
CAD $ millions	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)
Add (deduct) the impact of:
Income tax recovery	(11.7)	(13.2)	(50.3)	(39.3)
Net interest, finance and other costs	11.5	8.5	16.9	11.7
Operating (loss) income	(17.6)	1.6	(176.3)	(95.3)
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	3.4	0.9	11.9	1.8
Net depreciation and amortization (e)	31.7	32.2	62.9	64.9
Total adjustments	35.1	33.1	118.6	66.7
Adjusted EBITDA	17.5	34.7	(57.7)	(28.6)

Canada Goose Holdings Inc.	Page 27 of 40

	Second quarter ended		Two quarters ended
CAD $ millions	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)
Add (deduct) the impact of:
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	3.4	0.9	11.9	1.8
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (c)	1.1	(2.3)	2.1	(10.9)
Unrealized foreign exchange loss (gain) on Term Loan (d)	0.2	(0.9)	(3.3)	0.8
	4.7	(2.3)	54.5	(8.3)
Tax effect of adjustments	—	—	(12.0)	(0.4)
Adjusted net (loss) income	(12.7)	4.0	(100.4)	(76.4)
Adjusted net (gain) loss attributable to non-controlling interest (f)	(0.6)	1.2	(1.1)	5.5
Adjusted net (loss) income attributable to shareholders of the Company	(13.3)	5.2	(101.5)	(70.9)

Weighted average number of shares outstanding
Basic	97,069,513	96,724,923	96,991,610	96,666,503
Diluted	97,069,513	98,181,197	96,991,610	96,666,503
Adjusted net (loss) income per basic share attributable to shareholders of the Company	$(0.14)	$0.05	$(1.05)	$(0.73)
Adjusted net (loss) income per diluted share attributable to shareholders of the Company	$(0.14)	$0.05	$(1.05)	$(0.73)
(a)During the first quarter ended June 29, 2025, an arbitration that took place in fiscal 2024 concluded between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of (loss) income and were paid to the former supplier during the two quarters ended September 28, 2025.
(b)Estimated value of the remuneration payout for the Earn-Out.
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded losses of $1.1m and $2.1m, respectively, on the fair value remeasurement of the contingent consideration and put option during the second and two quarters ended September 28, 2025 (second and two quarters ended September 29, 2024 -

Canada Goose Holdings Inc.	Page 28 of 40

gains of $2.3m and $10.9m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of (loss) income.
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of (loss) income.
(e)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards. Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
(f)Calculated as net (loss) income attributable to non-controlling interest within the interim statements of (loss) income of $(0.6)m and $(1.1)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended September 28, 2025 (second and two quarters ended September 29, 2024 - net income (loss) attributable to non-controlling interest of $1.2m and $5.5m, respectively).

Canada Goose Holdings Inc.	Page 29 of 40

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the second and two quarters ended September 28, 2025 compared to the second and two quarters ended September 29, 2024.

	Second quarter ended			Two quarters ended
CAD $ millions	September 28, 2025	September 29, 2024	$ Change	September 28, 2025	September 29, 2024	$ Change
Total cash (used in) from:
Operating activities	(115.3)	(50.4)	(64.9)	(258.1)	(193.3)	(64.8)
Investing activities	(10.2)	(3.2)	(7.0)	(11.5)	(5.5)	(6.0)
Financing activities	38.2	58.7	(20.5)	26.2	118.4	(92.2)
Effects of foreign currency exchange rate changes on cash	1.0	1.8	(0.8)	3.2	4.3	(1.1)
Decrease in cash	(86.3)	6.9	(93.2)	(240.2)	(76.1)	(164.1)
Cash, beginning of period	180.5	61.9	118.6	334.4	144.9	189.5
Cash, end of period	94.2	68.8	25.4	94.2	68.8	25.4
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, general corporate requirements of our business and debt services. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China credit facilities, the Japan credit facility, and the revolving credit facility, to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue recognized earlier in the year.

Canada Goose Holdings Inc.	Page 30 of 40

As at September 28, 2025, total inventory was $460.7m, compared to $473.4m as at September 29, 2024, reflecting a decrease of $12.7m. Raw materials inventory decreased by $7.3m from the comparative quarter mainly due to lower packaging supplies and lower safety stock as we continue to improve purchasing with continued monitoring on production requirements. Finished goods inventory decreased by $4.4m driven by increased revenue and inventory management of slow-moving inventory through revenue generated in the Other segment over the last 12 months.
As at September 28, 2025, the increase in total inventory compared to March 30, 2025 was attributable to higher finished goods which is in line with the seasonality of our business as inventory levels increase ahead of peak selling season.
We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.
Cash flows used in operating activities
Cash flows used in operating activities were $115.3m for the second quarter ended September 28, 2025 compared to $50.4m for the second quarter ended September 29, 2024. The increase in cash flows used in operating activities of $64.9m was primarily due to higher net loss and payout of the one-time financial compensation to the former supplier of the Company under arbitration.
Cash flows used in operating activities were $258.1m for the two quarters ended September 28, 2025 compared to $193.3m for the two quarters ended September 29, 2024. The increase in cash flows used in operating activities of $64.8m was due to higher net loss driven by increased SG&A expenses.
Cash flows used in investing activities
Cash flows used in investing activities were $10.2m for the second quarter ended September 28, 2025 compared to $3.2m for the second quarter ended September 29, 2024. The increase in cash flows used in investing activities of $7.0m was primarily due to higher capital expenditures related to upcoming new retail locations.
Cash flows used in investing activities were $11.5m for the two quarters ended September 28, 2025 compared to $5.5m for the two quarters ended September 29, 2024. The increase in cash flows used in investing activities of $6.0m was primarily due to higher capital expenditures related to upcoming new retail locations.
Cash flows from financing activities
Cash flows from financing activities were $38.2m for the second quarter ended September 28, 2025 compared to cash flows from financing activities of $58.7m for the second quarter ended September 29, 2024. The decrease in cash flows from financing activities of $20.5m was driven by lower borrowings on the Mainland China credit facilities by $44.4m, partially offset by increased borrowings on the term loan facility by $18.7m, as result of the Amendment to Term Loan (as defined below).

Canada Goose Holdings Inc.	Page 31 of 40

Cash flows from financing activities were $26.2m for the two quarters ended September 28, 2025 compared to $118.4m for the two quarters ended September 29, 2024. The decrease in cash flows from financing activities of $92.2m was driven by decreased borrowings of $61.0m and $52.9m, on the Mainland China credit facilities and revolving credit facility, respectively. This was slightly offset by increased borrowings on the term loan facility by $18.6m, as a result of the Amendment to Term Loan (as defined below).
Indebtedness
The following table presents our net debt1 as at September 28, 2025, September 29, 2024, and March 30, 2025.

CAD $ millions	September 28, 2025	September 29, 2024	$ Change	March 30, 2025	$ Change
Cash	94.2	68.8	25.4	334.4	(240.2)
Mainland China Facilities	(13.4)	(74.4)	61.0	—	(13.4)
Japan Facility	(28.5)	(31.4)	2.9	—	(28.5)
Revolving Facility	(8.0)	(61.3)	53.3	—	(8.0)
Term Loan	(418.3)	(390.2)	(28.1)	(412.4)	(5.9)
Lease liabilities	(333.1)	(337.9)	4.8	(330.8)	(2.3)
Net debt[1]	(707.1)	(826.4)	119.3	(408.8)	(298.3)
1Net debt is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at September 28, 2025, net debt1 was $707.1m compared to $826.4m as at September 29, 2024. The decrease of $119.3m was driven by an increase in cash and lower borrowings on our debt facilities. Net debt leverage1 as at September 28, 2025 was 2.6 times adjusted EBITDA, compared to 2.9 times adjusted EBITDA as at September 29, 2024.
Net debt1 was $408.8m as at March 30, 2025. The increase of $298.3m as at September 28, 2025 was primarily driven by a decrease in cash of $240.2m.
1Net debt is a non-IFRS financial measure and net debt leverage is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
See “Note 10. Borrowings” in our Interim Financial Statements, “Note 17. Borrowings” in our Annual Financial Statements and, “Factors Affecting Our Performance” and “Indebtedness” in the MD&A section of our fiscal 2025 Annual Report for detailed information on our debt facilities and seasonality of the business.
Amendment to Term Loan Facility
On August 21, 2025, the Company entered into a refinancing amendment to its existing term loan facility ("Amendment to Term Loan"). Following the Amendment to Term Loan, the aggregate principal amount of the term loan facility was USD300.0m, the applicable interest rate applied to the secured overnight financing rate (“SOFR”) borrowings was SOFR+3.50% with SOFR subject to a floor of 0.50%, and a maturity date of August 23, 2032. The Company accounted for the Amendment to Term Loan as a debt extinguishment due to the change in the syndicate lenders, decrease in the interest rate and extension of maturity date. As a result, deferred financing costs of USD0.3m related to the previous term loan facility were written-off and recorded to net interest, finance and other costs on the interim statements of (loss) income. The Company incurred transaction costs of $5.6m (USD4.1m) and an original issue discount of

Canada Goose Holdings Inc.	Page 32 of 40

$1.0m (USD0.8m), which are being amortized using the effective interest rate method over the new term to maturity.
Normal Course Issuer Bid
Normal course issuer bid for Fiscal 2026
Subsequent to the quarter, the Company announced the renewal of its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). The Company is authorized to make purchases under the Fiscal 2026 NCIB from November 10, 2025 to November 9, 2026, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). As at the close of business on November 9, 2025, the Fiscal 2025 NCIB will be terminated early. The Board of Directors of the Company has authorized the Company to repurchase up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2026 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 58,127 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2025 and ending on October 31, 2025.
In connection with the Fiscal 2026 NCIB, the Company also entered an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2026 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2026 NCIB or upon the date of expiry of the Fiscal 2026 NCIB.
Normal course issuer bid for Fiscal 2025
During fiscal 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2025 NCIB”). The Company is authorized to make purchases under the Fiscal 2025 NCIB from November 22, 2024 to November 21, 2025, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 4,556,841 subordinate voting shares, representing 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at November 8, 2024. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2025 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 59,195 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2024 and ending on October 31, 2024. A copy of the Company's notice of intention to commence a NCIB through the facilities of the TSX may be obtained, without charge, by contacting the Company.

Canada Goose Holdings Inc.	Page 33 of 40

In connection with the Fiscal 2025 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2025 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2025 NCIB or upon the date of expiry of the Fiscal 2025 NCIB.
During the two quarters ended September 28, 2025, the Company made no repurchases under the Fiscal 2025 NCIB.
Since the commencement of the bid on November 22, 2024, the Company made no repurchases under the Fiscal 2025 NCIB.
Normal course issuer bid for Fiscal 2024
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase and cancel up to 4,980,505 subordinate voting shares over the 12-month period from November 22, 2023 to November 21, 2024 (the "Fiscal 2024 NCIB").
During the two quarters ended September 29, 2024, the Company had made no repurchases under the Fiscal 2024 NCIB.
During the validity period of the Fiscal 2024 NCIB, the Company purchased 3,586,124 subordinate voting shares for cancellation for total cash consideration of $56.9m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $48.8m charged to retained earnings.
Contractual Obligations
Refer to “Contractual Obligations” in the MD&A section of our fiscal 2025 Annual Report and “Note 15. Financial risk management objectives and policies” of our Interim Financial Statements for a summary of the significant contractual obligations and other obligations of the Company. There have been no material changes since March 30, 2025.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at September 28, 2025.
See “Note 15. Financial risk and management objectives and policies” in the Interim Financial Statements and “Off-Balance Sheet Arrangements” in the MD&A section of our fiscal 2025 Annual Report for detailed information on our off-balance sheet arrangements.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at October 30, 2025, there were 46,066,744 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.

Canada Goose Holdings Inc.	Page 34 of 40

As at October 30, 2025, there were 5,830,038 options, 813,249 restricted share units, and 1,153,574 performance share units outstanding under the Company’s equity incentive plans, of which 3,132,640 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units, including any additional performance share units, vested for performance achieved above target, will be paid at settlement through the issuance of one subordinate voting share per unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign exchange risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third-party credit insurance and internal house risk. The Company has an agreement with a third-party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. Moreover, within Canada Goose Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k.
Our exposure to credit risk has not significantly changed from the fiscal year ended March 30, 2025. See “Quantitative and Qualitative Disclosures about Market Risk” in our fiscal 2025 Annual Report for detailed information on the Company’s credit risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

Canada Goose Holdings Inc.	Page 35 of 40

We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.
As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Foreign exchange risk on borrowings
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable under the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the term loan facility. The Company has entered into derivative transactions to hedge 90% or USD270.0m of its exposure to foreign currency exchange risk related to principal payments on the term loan facility denominated in U.S. dollars.
Following the Amendment to Term Loan on August 21, 2025, the Company entered into cross currency swap agreements terminating on December 31, 2030 to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD, for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges. The previous forward exchange contracts and interest rate swap contracts were terminated due to the debt extinguishment. As a result, the Company received $6.6m in cash for the termination of the foreign exchange forwards and interest rate swaps which were recorded to net interest, finance and other costs on the interim statements of (loss) income in the second quarter ended September 28, 2025.
See “Note 15. Financial risk and management objectives and policies” in our Interim Financial Statements and the “Foreign Exchange Risk” section of the MD&A in our Fiscal 2025 Annual Report, for detailed information about the Company’s hedging program.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, Revolving Facility, and the Term Loan, which currently bear interest rates at 3.10%, 0.92%, 4.09% and 7.72%, respectively.
Interest rate risk on the term loan is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.

Canada Goose Holdings Inc.	Page 36 of 40

Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the two quarters ended September 28, 2025 would have increased interest expense on the Mainland China credit facilities, Japan credit facility, revolving credit facility and the term loan before hedging, by $0.1m, $0.1m, less than $0.1m and $2.1m, respectively (two quarters ended September 29, 2024 - $0.4m, $0.2m, $0.3m and $2.0m, respectively).
LITIGATION AND OTHER CONTINGENCIES
In the ordinary course of business, the Company may become subject to legal and regulatory proceedings and actions relating to its business, including matters involving its products, and contractual and employment relationships. The Company records contingent liabilities when a loss related to a claim is assessed to be probable and reasonably estimable.
Please refer to the “Business Developments” section of this MD&A for more information on the award for the arbitration proceeding instituted in fiscal 2024 between the Company and a former supplier of the Company.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel by incurring expenses for business services. During the second and two quarters ended September 28, 2025, the Company had transactions with related parties of $0.8m and $1.6m, respectively(second and two quarters ended September 29, 2024 - $0.6m and $1.1m, respectively) from companies related to certain shareholders. Balances owing to related parties as at September 28, 2025 were $0.5m (September 29, 2024 - $0.4m, March 30, 2025 - $0.4m).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $1.2m as at September 28, 2025 (September 29, 2024 - $2.1m, March 30, 2025 - $1.7m). During the second and two quarters ended September 28, 2025, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $0.5m and $0.9m, respectively (second and two quarters ended September 29, 2024 - $0.5m and $0.9m respectively). No amounts were owing to Baffin entities as at September 28, 2025, September 29, 2024, and March 30, 2025.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $1.2m as at September 28, 2025 (September 29, 2024 - $1.7m, March 30, 2025 - $1.4m). During the second and two quarters ended September 28, 2025, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $0.8m and $2.3m, respectively (second and two quarters ended September 29, 2024 - $0.5m and $1.8m, respectively). Balances owing to Sazaby League as at September 28, 2025 were $0.3m (September 29, 2024 - $0.3m, March 30, 2025 - $0.4m).
During the second and two quarters ended September 28, 2025, the Japan Joint Venture sold inventory of less than $0.1m and less than $0.1m, respectively to companies wholly owned by Sazaby League (second and two quarters ended September 29, 2024 - $0.2m and $0.2m, respectively). As at September 28, 2025, the Japan Joint Venture recognized a trade receivable of less than $0.1m from these companies (September 29, 2024 - $0.2m, March 30, 2025 - $0.1m).

Canada Goose Holdings Inc.	Page 37 of 40

In connection with the Paola Confectii business combination that occurred on November 1, 2023, subject to the PCML Vendors remaining employees through November 1, 2025, an Earn-Out is payable to the PCML Vendors if certain performance conditions are met based on financial results. During the second and two quarters ended September 28, 2025, the Company recognized $3.4m and $11.9m, respectively, of remuneration costs (second and two quarters ended September 29, 2024 - $0.6m and $1.5m, respectively) related to the Earn-Out based on the estimated value of $24.3m for the payout. These costs have been included in accounts payable and accrued liabilities on the statement of financial position, and reflect the amount owing to the PCML Vendors as at September 28, 2025.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at September 28, 2025 (September 29, 2024 - $1.2m, March 30, 2025 - $1.2m). During the second and two quarters ended September 28, 2025, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling $0.1m and $0.1m, respectively (second and two quarters ended September 29, 2024 - $0.1m and $0.1m). No amounts were owing to one of the PCML Vendors as at September 28, 2025, September 29, 2024, and March 30, 2025.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See “Critical Accounting Policies and Estimates” in our MD&A within the fiscal 2025 Annual Report for detailed information.
CHANGES IN ACCOUNTING POLICIES
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company

Canada Goose Holdings Inc.	Page 38 of 40

is currently evaluating the impact of these amendments on the consolidated financial statements.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of September 28, 2025 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the two quarters ended September 28, 2025 that has materially affected, or is reasonably likely to

Canada Goose Holdings Inc.	Page 39 of 40

materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of September 28, 2025.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Canada Goose Holdings Inc.	Page 40 of 40